UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ/MF No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

VIVO VENTURES’ INVESTMENT

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”) (B3: VIVT3; NYSE: VIV), in the form and purposes of CVM Resolution No. 44/2021 (“CVM Resolution 44”), hereby informs its shareholders and market in general that Vivo Ventures (“VV”), a Corporate Venture Capital fund created by the Company together with Telefónica Open Innovation, S.L. (Unipersonal), signed an investment contract in the amount of US$3 million (three million American Dollars) with DGB USA Inc.

Digibee is a lowcode iPaas (Integration Platform as a service) that allows for the integration between legacy and new tech systems in a simplified and more efficient way, aligned with the interest of the Company to accelerate its time to market in the development of technologies.

This is VV’s third investment since its launch in April 2022, of which the main goal is to invest in startups focused on innovative solutions that may accelerate the Company’s ecosystem growth.

São Paulo, May 30, 2023.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Email: ir.br@telefonica.com https://ri.telefonica.com.br/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 30, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director